UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No.1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Explanatory Note

This amendment to the Current Report on Form 6-K initially filed by VEON Ltd. with the Securities and Exchange Commission on May 7, 2021 is being filed to clarify current board committee membership information in the director candidate biographies included in Annexure B.

The information set forth in this Form 6-K/A is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 7, 2021

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON Ltd.
Victoria Place, 31 Victoria Street
Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
10 June 2021, at 11.00 am Central European Summer Time

The meeting will be held at the following office address:
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

Dear Shareholder,
It is a pleasure to invite you to the 2021 Annual General Meeting of Shareholders (the “2021 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2021 AGM will be held on Thursday, 10 June 2021 at 11.00 am Central European Summer Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. The formal Notice convening the 2021 AGM is set out on pages 4 to 11 of this document. The record date for the 2021 AGM has been set as 5 May 2021. Under Bermuda law and the existing bye-laws of the Company (“Bye-laws”), only the holders of record of VEON common shares (“Shareholders”) at the close of business on the record date are entitled to vote at the 2021 AGM.
Shareholder engagement is important to us.  If you have any questions regarding this Notice, the 2021 AGM, the Minority Shareholder Group or the Additional Candidate, you may contact Nik Kershaw at +31651129468 or ir@veon.com.  We note that shareholders will also be able to raise questions at the meeting itself.  Further information regarding the resolutions to be proposed at the 2021 AGM is set out on pages 9 to 11 of this document and includes a statement in support of the twelve Board-nominated director candidates. We encourage you to read this information carefully.
In light of ongoing social distancing requirements implemented in response to the Covid-19 pandemic (the “Covid-19 Restrictions”), the Board has determined that eligible Shareholders who wish to attend the meeting in person may only do so electronically, in accordance with bye-law 31.1 of the VEON Bye-laws. Further details of such electronic participation will be forwarded to eligible Shareholders in due course. Owing to the Covid-19 Restrictions, Shareholders who seek to attend the 2021 AGM in person will be turned away as permitted under Bye-law 31.2.
The agenda of the meeting is as follows:
1.Receipt by Shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2020;
2.Re-appointment of PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2022 Annual General Meeting of Shareholders of the Company and authorisation of the Board to determine the remuneration of the auditor;
3.Approval of the adoption by the Company of further amended and restated bye-laws (“New Bye-laws”), in substitution for and to the exclusion of the existing bye-laws of the Company;
4.Election of individual directors to the Board;
5.Shareholder proposed resolutions for Board nominations, proposed in accordance with section 79 of the Companies Act 1981 (as amended) (the “Act”); and
6.Any other business which may properly come before the meeting or any adjournment of the meeting.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2020 (prepared in accordance with IFRS) appear on the Investor Relations page of the Company’s website at www.veon.com.
At the 2021 AGM, the affirmative vote of a simple majority of the votes cast will be required to re-appoint PWC as the Company’s auditor to hold office until the conclusion of the 2022 Annual General Meeting of Shareholders of the Company and authorise the Board to determine the remuneration of the auditor.
The affirmative vote of Shareholders holding not less than 75 per cent of the votes cast is required to approve the adoption of the New Bye-laws.
Voting on the election of all directors at the 2021 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on pages 10 to 11 of this document. At the 2019 Annual General Meeting of the Company, Shareholders fixed the number of seats on the VEON Board at 12. Accordingly, at the 2021 AGM, each Shareholder will have 12 votes for each share they hold in the Company to allocate as they see fit among directors seeking election.
Please see the proxy form enclosed with this Notice for further information on how to vote your shares in the Company for the election of directors.
On 11 March 2021, the Company received a requisition notice from BNY (Nominees) Ltd., the registered holder of common shares participating in our American Depositary Receipt program (“ADR Program”). This requisition notice was delivered on the request of certain investors beneficially holding, in aggregate, 7.38% of our issued share capital (the “Minority Shareholder Group”). The Minority Shareholder Group includes The Russian Prosperity Funds, Sovereign Trade and Finance Limited and others. In accordance with the Bye-laws and the relevant statutory provisions set out in the Act, registered shareholder(s) holding in excess of five per cent of the issued common share capital of VEON may propose resolutions to be tabled at the 2021 AGM. The Minority Shareholder Group has proposed the addition of two nominees to the slate of Directors seeking appointment at the 2021 AGM. One of such nominees proposed by the Minority Shareholder Group has since voluntarily withdrawn his candidacy, and as such, the Minority Shareholder Group proposal to appoint him is of no further effect. Details on the other candidate proposed by the Minority Shareholder Group, Vasily Sidorov (the “Additional Candidate”), and a statement in support of such proposal prepared by the Minority Shareholder Group is included with this Notice, as required by section 79 of the Act.
For reasons detailed on page 10 below, the VEON Nominating and Corporate Governance Committee are of the view that the twelve Board-nominated candidates are preferable candidates for the role of director of VEON and the Board’s recommendation is that shareholders allocate their votes for the Board-nominated candidates.
VEON Shareholders are requested to complete and return the proxy form enclosed with this Notice or the voting instruction form (as relevant to how your shares are held) to ensure that their shares are represented at the 2021 AGM.
The Board recommends that Shareholders vote IN FAVOUR of the proposal for the re-appointment of PWC as the Company’s auditor, and IN FAVOUR of the proposal to approve the adoption of the New Bye-laws.
The Board further recommends that Shareholders allocate their votes IN FAVOUR of the twelve Board-nominated candidates. The Board believes that these recommendations are in the best interest of both the Company and its shareholders as a whole.
Thank you for your ongoing support of VEON.

Yours sincerely

Gennady Gazin
Chairman

VEON Ltd.
(the “Company”)
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2021
TO THE SHAREHOLDERS OF THE COMPANY:
NOTICE is given that the 2021 Annual General Meeting of the shareholders of the Company (“2021 AGM”) will be held on Thursday, 10 June 2021 at 11.00 am Central European Summer Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. At the 2021 AGM, shareholders of the Company will receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2020 and a vote will be taken on the following proposals:
Auditor Appointment and Remuneration:

1.To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2022 Annual General Meeting of Shareholders of the Company and authorisation of the Board to determine the remuneration of the auditor.

Bye-laws:

2.To adopt further amended and restated bye-laws (“New Bye-laws”) in the form annexed to the Notice of 2021 AGM marked as Annexure A, in substitution for and to the exclusion of the existing bye-laws of the Company.
Board-nominated Candidates:

3.That Hans-Holger Albrecht be and is hereby appointed as a director of the Company.

4.That Leonid Boguslavsky be and is hereby appointed as a director of the Company.

5.That Mikhail Fridman be and is hereby appointed as a director of the Company.
6.That Gennady Gazin be and is hereby appointed as a director of the Company.

7.That Amos Genish be and is hereby appointed as a director of the Company.

8.That Yaroslav Glazunov be and is hereby appointed as a director of the Company.

9.That Andrei Gusev be and is hereby appointed as a director of the Company.

10.That Sergi Herrero be and is hereby appointed as a director of the Company.

11.That Gunnar Holt be and is hereby appointed as a director of the Company.

12.That Stephen Pusey be and is hereby appointed as a director of the Company.

13.That Irene Shvakman be and is hereby appointed as a director of the Company.

14.That Robert Jan van de Kraats be and is hereby appointed as a director of the Company.

Additional Candidate:

15.That Vasily Sidorov be and is hereby appointed as a director of the Company; and

Other Business:

16.Any other business which may properly come before the meeting or any adjournment of the meeting.
If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion.
The Board has set 5 May 2021 as the record date for the 2021 AGM. This means that only those persons who are registered holders of VEON common shares (the “Shareholders”) at the close of business on that record date will be entitled to receive notice of the 2021 AGM and to attend and vote at the meeting and any adjournment of the meeting.
In light of the social distancing requirements implemented in response to the Covid-19 pandemic (“Covid-19 Restrictions”), the Board has determined that eligible Shareholders who wish to attend the meeting in person may only do so electronically, in accordance with bye-law 31.1 of the existing VEON bye-laws adopted on 30 July 2018 (“Bye-laws”). Further details of such electronic participation will be forwarded to eligible Shareholders following receipt by the Company of relevant proof of ownership of common shares. Owing to the Covid-19 Restrictions, Shareholders may not physically attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, on the day of the 2021 AGM, and will be turned away, as permitted under Bye-law 31.2.
On 11 March 2021, the Company received a requisition notice from BNY (Nominees) Ltd., the registered holder of common shares participating in our American Depositary Receipt program (“ADR Program”). This requisition notice was delivered on the request of certain investors beneficially holding, in aggregate, 7.38% of our issued share capital (the “Minority Shareholder Group”). The Minority Shareholder Group includes The Russian Prosperity Funds, Sovereign Trade and Finance Limited and others. In accordance with the Bye-laws and the relevant statutory provisions set out in the Companies Act of 1981 (as amended) (the “Act”), registered shareholder(s) holding in excess of five per cent of the issued common share capital of VEON may propose resolutions to be tabled at the 2021 AGM. The Minority Shareholder Group has proposed the addition of two nominees to the slate of Directors seeking appointment at the 2021 AGM. One of such nominees proposed by the Minority Shareholder Group has since voluntarily withdrawn his candidacy, and as such, the Minority Shareholder Group proposal to appoint him is of no further effect. Details on the other candidate proposed by the Minority Shareholder Group, Vasily Sidorov (the “Additional Candidate”), and a statement in support of such proposal prepared by the Minority Shareholder Group is included with this Notice at Annexure C, as required by section 79 of the Act.
For reasons detailed on page 10 below, the VEON Nominating and Corporate Governance Committee are of the view that the Board-approved nominees are preferable candidates for the role of director of VEON and the Board’s recommendation is that shareholders allocate their votes for the Board-nominated candidates.
This notice should be read in conjunction with the accompanying information.
The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2020 (prepared in accordance with IFRS) appear on the Investor Relations page of the Company’s website at www.veon.com.
Information about the nominees seeking appointment to the Board is set out in the material accompanying this notice.
By Order of the Board

Marlies Smith
Secretary
Dated 7 May 2021

Record Date and Voting
Only registered holders of record of the Company’s common shares will be entitled to vote at the 2021 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 5 May 2021. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2021 AGM.
Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs.
If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted.
Registered holders of shares can vote at the 2021 AGM by ballot. If you are an ADS holder you may not vote your shares at the 2021 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2021 AGM. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then the voting rights pertaining to those shares shall be exercised in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder of the Company beneficially owning more than five per cent of the shares entitled to vote at the 2021 AGM).
A quorum for the transaction of business at the 2021 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time.
In light of the Covid-19 Restrictions, only certain nominated representatives of the Company will be physically allowed to attend the 2021 AGM in person. Instead, the Board has determined that eligible Shareholders who wish to attend the meeting may do so electronically, as permitted in accordance with Bye-law 31.1. Further details of such electronic participation will be forwarded to eligible Shareholders following receipt by the Company of relevant proof of ownership of common shares. Owing to the Covid-19 Restrictions, Shareholders may not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, in person on the day of the 2021 AGM, and will be turned away.
Pursuant to the Bye-laws, the proposals are subject to the following voting requirements in order to pass:
•The resolution for the re-appointment of the auditor and authorisation to the Board to determine the remuneration of the auditor is subject to the affirmative vote of a simple majority of the votes cast at the 2021 AGM.

•The resolution to adopt the New Bye-laws in substitution for and to the exclusion of the existing bye-laws of the Company is subject to the affirmative vote of shareholders holding not less than 75 per cent of the votes cast at the 2021 AGM.

•The resolutions for appointment of the director nominees, whether proposed by the Board or by shareholders in accordance with section 79 of the Act, will be voted upon by way of cumulative voting. Shareholders will have 12 votes for each share they hold in the Company to allocate among directors seeking election.
Further details on the cumulative voting procedures relevant to the 2021 AGM are set out on pages 10 to 11 below.

Explanatory information on the changes to be effected by the New Bye-laws is set out on page 9 below.
In the event a quorum is not present at the 2021 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determined in accordance with the Bye-laws of the Company.
Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2021 AGM.
If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 7 June 2021 at 11.00 am Central European Summer Time or by attending the 2021 AGM and voting in person. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 3 June 2021 at 12.00 noon Eastern Daylight Time in the United States. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:
Mail
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
Attention: Nik Kershaw
Email
E-mail: ir@veon.com
Phone
Phone: +31 (0)20 79 77 200
Due to the Covid-19 Restrictions, please do not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, in person for any reason as you will be turned.
If a registered Shareholder of record wishes to attend the 2021 AGM electronically, as permitted by Bye-law 31.2, please contact Nik Kershaw on the details above and, if relevant, electronic participation details will be given to you in due course following receipt of confirmation of ownership of common shares.

The Proposals
Set out below is a description of each proposal for which shareholder approval is sought at the 2021 AGM. The Board has recommended that the Shareholders vote in favour of Proposals 1 and 2, and allocate their votes among the Board-nominated Candidates seeking election as directors.
PROPOSAL 1: RE-APPOINTMENT OF AUDITOR
Text of Proposed Resolution:
1.To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2022 annual general meeting of shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor.
Explanatory Information:
•In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor.
•The appointment of the auditor is made by shareholders on an annual basis. The Board may be authorised by the shareholders to determine the remuneration of the auditor. The Company maintains its financial statements in accordance with IFRS.
PROPOSAL 2: ADOPTION OF NEW BYE-LAWS

Text of Proposed Resolution:
2.To adopt further amended and restated bye-laws (“New Bye-laws”) in the form annexed to the Notice of 2021 AGM marked as Annexure A, in substitution for and to the exclusion of the existing bye-laws of the Company.
Explanatory Information:
•The Nominating and Corporate Governance Committee of the Board (the “Committee”), working with management, undertook a review of the Company’s existing bye-laws (adopted on 30 July 2018) in connection with the Committee’s initiatives to enhance the Company’s corporate governance.
•The Committee and management identified a number of changes they believe will improve the Company’s existing bye-laws and ensure the VEON constitutional documents continue to reflect “best practice” by, among other things , revising certain “Board Reserved Matters”, including:
◦removing “Ordinary Course Contract”, “Reserved Contractual Matter” and “Reserved Lease Obligation”;
◦revising “Reserved M&A Transaction”, “Reserved Fundamental Transaction” and “Reserved Down-Sizing” by restructuring them into “Reserved Reorganization Transaction”, “Reserved Sale Transaction” and “Reserved Acquisition Transaction” in order to clarify ambiguity and overlap in the previous concepts; and
◦revising the “Reserved Settlement” and “Reserved Share Capital Matter” thresholds.
•A copy of the New Bye-laws, tracking changes against the existing bye-laws of the Company is annexed to this Notice of 2021 AGM marked as Annexure A.
PROPOSALS 3 – 15: ELECTION OF DIRECTORS
Proposals 3 -14 are those candidates seeking appointment as Directors who have been approved and recommended by the Committee and the Board. Proposal 15 is the Additional Candidate.
Text of Proposed Resolutions:
3.    That Hans-Holger Albrecht be and is hereby appointed as a director of the Company.
4.    That Leonid Boguslavsky be and is hereby appointed as a director of the Company.
5.    That Mikhail Fridman be and is hereby appointed as a director of the Company.

6.    That Gennady Gazin be and is hereby appointed as a director of the Company.
7.    That Amos Genish be and is hereby appointed as a director of the Company.
8.    That Yaroslav Glazunov be and is hereby appointed as a director of the Company.
9.    That Andrei Gusev be and is hereby appointed as a director of the Company.
10.    That Sergi Herrero be and is hereby appointed as a director of the Company.
11.    That Gunnar Holt be and is hereby appointed as a director of the Company.
12.    That Stephen Pusey be and is hereby appointed as a director of the Company.
13.    That Irene Shvakman be and is hereby appointed as a director of the Company.
14.    That Robert Jan van de Kraats be and is hereby appointed as a director of the Company.
Additional Candidate
15.    That Vasily Sidorov be and is hereby appointed as a director of the Company
Explanatory Information:
•The Board takes great efforts to ensure its effectiveness to deliver the long-term success of the Company and alignment with the long-term interests of the Company’s shareholders. The Nominating and Corporate Governance Committee conducts an annual evaluation of the Board to determine whether it is functioning effectively and meeting its objectives and goals.
•The Nominating and Corporate Governance Committee regularly reviews Board composition to ensure our Board is as effective as possible. New appointments will continue to be made to ensure that the Board contains the necessary skills, experience, independence and diversity to deliver the sustainable success of the business.
•Each of the candidates detailed in proposals 3 through 14 has been vetted and approved by the Committee and the Board and information about them is attached to this document as Annexure B.
•The Committee and the Board believe that these candidates have the breadth of experience to enable the Company to refresh its strategy, secure a robust financial position, build on VEON’s established reputation and focus on providing a strong foundation to weather current market conditions. The Board therefore believes that, for the reasons set out above, Shareholders should vote in favour of the Board-nominated Candidates seeking appointment as a Director.
•The Board recommends that that Shareholders allocate their votes among the candidates nominated in proposals 3 through 14.
•Proposal 15 is the Additional Candidate
•Vasily Sidorov has been proposed for appointment at the 2021 AGM by requisition in accordance with section 79 of the Act. A statement in support of such proposal, prepared by the Minority Shareholder Group is enclosed with this Notice as Annexure C.
•A further nominee proposed by the Minority Shareholder Group has voluntarily withdrawn his candidacy, and the proposed resolution of the Minority Shareholder Group to appoint him to the Board has therefore been omitted from the slate of persons seeking appointment at the 2021 AGM.
Instructions: Cumulative Voting for the Election of Directors:
•The election of the Board itself is conducted by cumulative voting, which allows for proportionate representation of Shareholders’ approved candidates on the Board.
•At the 2019 Annual General Meeting of the Company, Shareholders fixed the number of seats on the Board at 12. Accordingly, there are 12 positions to be filled at the 2021 AGM, with directors being appointed by cumulative voting from the 13 candidates listed in the Notice.
•Each Shareholder should multiply the number of voting shares that it holds by 12 (the number of directors to be elected to the Board from among the thirteen nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.

•Each Shareholder should vote on each of Proposals 3 through 15 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed.
•Each Shareholder has 12 votes for each voting share held by it. The sum of votes cast for the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal for the appointment of directors.
•The 12 candidates attaining the greatest number of Shareholder votes will be appointed to the VEON Board and will hold office in accordance with the Bye-laws.
•The Board recommend you allocate your votes among the Directors named in Proposals 3-14, as each such candidate has been approved and recommended by the Committee and the Board as having the requisite skills and experience necessary to further the Company’s success.

Page 1 ANNEXURE A Company number: 43271 THE COMPANIES ACT 1981 OF BERMUDA VEON LTD. _________________________________________ BYE-LAWS1 Amended and Restated 30 July 2018[_________] ________________________________________ 1 Adopted by Special Resolution on 30 July 2018[_________]

Page 2 Table of Contents Article I: Interpretation 1. Definitions Article II: Registered Office 2. Registered Office Article III: Shares and Share Rights 3. Power to Issue Shares 4. Power of the Company to Purchase its Shares 5. Rights Attaching to Shares 6. Calls on Shares 7. Forfeiture of Shares 8. Share Certificates 9. Trading Facilities 10. Fractional Shares Article IV: Register of Shareholders; Registration of Shares 11. Register of Shareholders 12. Registered Holder Absolute Owner 13. Transfer of Registered Shares 14. Transmission of Registered Shares 15. Foreign Securities Laws 16. Interests in Shares 17. Mandatory Offers Article V: Alteration of Share Capital 18. Power to Alter Capital 19. Variation of Rights Attaching to Shares Article VI: Dividends and Capitalisation 20. Dividends 21. Power to Set Aside Profits 22. Method of Payment 23. Capitalisation Article VII: Governance Structure 24. Governance Structure Article VIII: Shareholder Meetings 25. Matters Requiring Shareholder Approval 26. Annual General Meetings 27. Special General Meetings 28. Notice 29. Giving Notice and Access 30. Postponement or Cancellation of General Meeting 31. Attendance and Security at General Meetings 32. Quorum at General Meetings 33. Chairman to Preside at General Meetings 34. Voting on Resolutions 35. Voting on a Poll Required 36. Voting by Joint Holders of Shares 37. Instrument of Proxy 38. Representation of Corporate Shareholders 39. Adjournment of General Meeting 40. Directors' Attendance at General Meetings Article IX: Board of Directors 41. Duties and Powers of the Board 42. Composition of the Board and Appointment of Chairman 43. Board Committees 44. Election of Directors 45. Alternate Directors 46. Removal of Directors 47. Vacancy in the Office of Director 48. Remuneration of Directors 49. Defect in Appointment of Director 50. Register of Directors and Officers 51. Board Meetings 52. Notice of Board Meetings 53. Board to Continue in the Event of Vacancy 54. Written Resolutions 55. Validity of Prior Acts Article X: CEO and Officers 56. Appointment of the CEO and Officers 57. Powers, Duties and Remuneration of the CEO and Officers 58. Duties and Remuneration of the Secretary Article XI: Conflicts of Interest 59. Disclosure of Conflicts Article XII: Indemnification 60. Indemnification and Exculpation of Directors and Officers Article XIII: Corporate Records 61. Minutes 62. Place Where Corporate Records Kept 63. Form and Use of Seal Article XIV: Accounts 64. Books of Account 65. Financial Year End Article XV: Audits 66. Annual Audit 67. Appointment of Auditor 68. Remuneration of Auditor 69. Duties of Auditor 70. Access to Records 71. Financial Statements 72. Distribution of Auditor's Report 73. Vacancy in the Office of Auditor Article XVI: Voluntary Winding-Up and Dissolution 74. Winding-Up

ARTICLE I INTERPRETATION 1. Definitions 1.1 In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively: Act the Companies Act 1981 (as amended); Affiliate with respect to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person, including, if such Person is an individual, any relative or spouse of such Person, or any relative of such spouse of such Person, any one of whom has the same home as such Person, and also including any trust or estate for which any such Person(s) specified herein, directly or indirectly, serves as a trustee, executor or in a similar capacity (including any protector or settlor of a trust) or in which such Person(s) specified herein, directly or indirectly, has a substantial (being greater than 10 per cent) beneficial interest and any Person who is controlled by any such trust or estate. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean, with respect to any Person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by Contract, or otherwise) of such Person; provided, however, that for the purposes of this definition, neither the Company nor any of its Controlled Affiliates shall be deemed Affiliates of any Shareholder or Beneficial Owner; Alternate Director an alternate director appointed in accordance with these Bye- laws; Appointed Stock Exchange has the meaning given to such term in the Act; Auditor any Person appointed as the auditor of the Company; Beneficial Ownership the power to vote or direct the voting of, or to dispose or direct the disposition of, the securities in question, and “Beneficially Owned” and “Beneficial Owner” shall be construed accordingly; Board the board of Directors of the Company appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws, or the Directors present at a meeting of Directors at which there is a quorum present throughout; Board Delegation of Authority has the meaning given to such term in Bye-law 57.2; Board Reserved Matters the approval of any of the following: (i) the Budget; (ii) the audited accounts of the Company; (iii) the recommendation for appointment of the Auditors of the Company by the

Shareholders; (iv) any Reserved Financing TransactionMatter; (v) any Reserved Share Capital Matter; (vi) any Reserved FundamentalReorganization Transaction; (vii) any Reserved Contractual ObligationSale Transaction; (viii) any Reserved M&AAcquisition Transaction;, (ix) any Reserved Sale TransactionLegal Matter; (x) any Reserved Down-Sizing; (xi) any Reserved Lease Obligation; (xii) any Reserved Legal Matter; (xiii) any Reserved Settlement; and (xiv(xi) the appointment, re-appointment or early termination of the employment of any Senior Executive; and (xvxii) the Board Delegation of Authority and the authorities of the CEO and other Officers granted pursuant thereto; Budget the annual budget of the Company and the Group; Business Day a day on which banks are generally open for business in each of Hamilton, Bermuda and Amsterdam, the Netherlands; Casual Vacancy has the meaning given to such term in Bye-law 47.2; CEO the chief executive officer of the Company; CFO the chief financial officer of the Company; Clear Days in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect; Common Shares common shares of par value US$0.001 each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in these Bye-laws; Company the company for which these Bye-laws are adopted; Compensation Committee the compensation committee established by the Board; Contract any agreement, letter of intent, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or understanding (whether written or oral), in each case, to the extent legally binding; Controlled Affiliate with respect to any Person, any Affiliate of such Person in which such Person owns or controls, directly or indirectly, securities having more than 50 per cent of the voting power for the election of directors or other governing body thereof or more than 50 per cent of the partnership or other ownership interests therein (other than as a limited partner); Cumulative Voting the system of voting for Directors in which each voting share confers on its holder a total number of votes which is equal to the total number of Directors to be elected and which the holder may cast for candidates in any proportion (including, without limitation, casting all votes for a single candidate);

CXO the CFO, the General Counsel and other positions in the Company thatexecutives who report directly to the CEO; Director a director of the Company and shall include an Alternate Director; General Counsel the general counsel of the Company; Governmental Entity in any applicable jurisdiction or international forum, any: (a) federal, state, territorial, oblast, okrug, regional, municipal, local or foreign government; (b) court, arbitral or other tribunal; (c) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity), and including international organisations having jurisdiction over matters concerning intellectual property; or (d) agency, commission, ministry, committee, inspectorate, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; Group the Company and its Subsidiaries; Group Company any of the Company or its Subsidiaries; Indebtedness with respect to any Person, without duplication, all obligations of such Person, whether incurred as principal or surety and whether present, future, actual or contingent, for the payment or repayment of money, net of unrestricted cash, cash equivalents and loans receivable in relation to capital leases, including: (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than ordinary course of business trade credit); (b) all vendor financing obligations; (c) any amounts payable by such Person under capital leases or similar arrangements over their respective periods; (d) any credit (other than ordinary course of business trade credit) to such Person from a supplier of goods or under any instalment purchase or other similar arrangement; (e) any liabilities and obligations of third parties to the extent that they are guaranteed by such Person or such Person has otherwise assumed or become liable for the payment of such liabilities or obligations or to the extent that they are secured by any Lien upon property owned by such Person whether or not such Person has assumed or become liable for the payment of such liabilities or obligations; and (f) all accrued and unpaid obligations in respect of employee salaries and benefits, other than those arising in the ordinary course of business; Law any law, statute, constitution, treaty, rule, regulation, policy, guideline, directive, ordinance, code, judgment, ruling, order, writ, decree, normative act, instruction, information letter, injunction or determination of any Governmental Entity or any other pronouncement having the effect of law or regulation of any other country or any state, county, city or other political subdivision;

Lien any mortgage, pledge, security interest, lease, lien, adverse claim, levy, charge or other encumbrance, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing; M&A Transaction the purchase or acquisition, or the entry into an agreement to purchase or acquire, by the Company or any of its Subsidiaries, of an interest in one or more companies or business assets, including a transaction in which (a) the Company issues new equity interests (or derivative securities representing an interest therein) as consideration and/or (b) any of the Company's Subsidiaries issue or transfer any equity interests (or derivative securities representing an interest therein) in such Subsidiary as consideration, in each case in any one transaction or series of related transactions. For purposes of this definition, value shall be calculated as follows: (1) in the case of the acquisition of a business, the value shall mean the enterprise value of the acquired business; (2) in the case of a merger, the value shall mean the enterprise value of the business contributed by Group Companies; and (3) in the case of an asset acquisition, the value shall mean the higher of the gross purchase price (excluding any assumed liabilities) and the book value of the acquired assets, in each of the above cases, as determined by any two of the CEO, the CFO and the General Counsel; NASDAQ the NASDAQ Stock Market; Officer any person appointed by the Board to hold an office in the Company; Ordinary Course Contract any contract (a) entered into by any Group Company on a regular basis as part of the day-to-day operation of its principal business, or (b) that is otherwise consistent with the Annual Budget, in each case, as reasonably determined (with respect to an individual contract or type of contract) by the CEO, the CFO and the General Counsel. Ordinary Course Contract does not include any contract involving a potential conflict of interest (as described in Bye-law 59), as determined by the CFO and the General Counsel; Person any natural person, corporation, general partnership, simple partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organisation, trust, union, association or Governmental Entity, whether incorporated or unincorporated; Register of Shareholders the register of shareholders referred to in these Bye-laws (including any branch register of shareholders maintained by the Company) in each case as maintained in accordance with the Act; Registered Office the registered office of the Company for the time being; Reserved Contractual Acquisition ObligationTransaction the entry by any Group Company acquisition, merger, amalgamation or consolidation, of a business (whether by renewalequity, asset, or otherwise) into(i) by any Contract or group of related Contracts involving obligations or requiring payments by one or more Group Companies, in the case of Ordinary Course Contracts, in excess of US$300 million, and in the case ofa transaction with one or more entities that are not Group Companies or (ii) between Group Companies, in each case, with a value exceeding US$50 million (in any transaction or series of related transactions); other Contracts,than where such transaction(s) solely involves wholly-owned Group Companies and is not expected to result in a net increase in liability for the Group in excess of US$5020 million, in each case, as determined by the CFO and the General Counsel; Reserved Down-Sizing any Group Company's exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation, that results in cash expenditures outside the ordinary course of business for which the aggregate cash expense would exceed US$50 million for any such projects or series of related projects, as determined by the CFO and the General Counsel; Reserved Financing Transaction any financing or refinancing transaction, incurrence or restructuring of Indebtedness, guarantee or provision of security entered into by any Group Company that (1)(X) exceeds US$300 million and (Y) is not solely among Group Companies or (2) involves pledging or otherwise encumbering the shares of any Group Company (or any Affiliate of any Group Company) with respect to Indebtedness in an amount greater than US$50 million, in each case, as determined by the CFO and General Counsel; Reserved FundamentalReorganization Transaction any merger, consolidation, amalgamation, conversion, reorganisation, reorganization (including by way of scheme of arrangement,), dissolution or liquidation involvingof any Group Company, (other than any such transaction which involves solely Group Companies directly or indirectly a wholly-owned by one or more Group Companies andSubsidiary of the Company where such reorganization, dissolution or liquidation is not expected to result in a net increase in liability for the Group in excess of US$20 million, as determined by the CFO and the General Counsel;); Reserved Lease Obligation any Group Company's entry into any lease obligation wherein the present value of the aggregate lease obligation is greater than US$300 million, as determined by the CFO and the General Counsel; Reserved Legal Matter any Group Company's initiation of any litigation, claim, arbitration or other legal matter (or appeal in respect of a determination) involving any Governmental Entity that is (i) material to the reputation or operations of the Group or (2) is expected at the time of initiation to result in claims or counterclaims or a series of counterclaims exceeding US$5075 million, in each case as determined by the CFO and the General Counsel; Reserved M&A Transaction any M&A Transaction (i) with a value exceeding US$50 million (in any transaction or series of related transactions); (ii) with an aggregate value exceeding US$200 million in any fiscal year for all M&A Transactions not otherwise requiring Board approval hereunder; or (iii) which is considered to be material, as determined by any two of the CEO, the CFO and the General Counsel; Reserved Sale Transaction any sale or contribution of assets of any Group Company (i) where the aggregate value of such assets exceeds US$50 million (in any transaction or series of related transactions)(i) of any one or more Group Companies to one or more entities that are not Group Companies; (ii) that results in the Group’s exit or closing of the Group’s operations comprising one or more segments by country; or (iii) that comprises a sale of all or substantially all of the assets of such , or (ii) between Group Company,Companies, in each case, where the aggregate value of such assets exceeds US$75 million (in any transaction or series of related transactions); other than where the aggregate value of such assets exceeds such transaction(s) solely involves wholly-owned Group Companies and is not expected to result in a net increase in liability for the Group in excess of US$20 million, as determined by the CFO and the General Counsel; Reserved Settlement the settlement by any Group Company of any action, suit, claim or proceeding involving a Governmental Entity, including any investigation by a Governmental Entity, whether or not a Group Company is a claimant or defendant in such action, suit, claim or proceeding, (1) that would impose any material restrictions on the operations of the Group which result in a reduction in the net income of the Group in excess of US$75 million over the period to which such restrictions relate, (2) pursuant to which the amount to be paid by the Group, together with any other related expected financial impact, exceeds, in the case of tax claims, US$5075 million, and in other cases, US$30 million, per matter or series of related matters, in each case of (1) and (2), as determined by the CFO and the General Counsel or (3) that involves matters which are subject to an internal investigation being coordinated by the Board or a committee of the Board or impacting any Director in his or her personal capacity; Reserved Share Capital Matter any change in the authorised or issued share capital of any Group Company if as a result of such change: (a) the shareholding of any person not forming part of the Group increases, and (b) the value of the shares by which the share capital is so increased exceeds US$50 million (except for issues of shares, or interests in shares, of the Company, in connection with employee compensation awards (which authority shall be delegated to the Compensation Committee); Resident Representative any person appointed to act as resident representative and includes any deputy or assistant resident representative;

Secretary the Person ordinarily resident in Bermuda appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the secretary in accordance with the Act; Section 13(d) Group the meaning given in Bye-law 17.1; Senior Executives the CEO, the CXOs, the chief executive officers of the Company’s Significant Subsidiaries and such other positions as the Board may determine to be Senior Executives; Shareholder the Person registered in the Register of Shareholders as the holder of shares in the Company and, when two or more Persons are so registered as joint holders of shares, means the Person whose name stands first in the Register of Shareholders as one of such joint holders or all of such Persons, as the context so requires; Significant Subsidiary any operating Subsidiary of the Company with service revenues in excess of US$300 million in the most recent fiscal year; Special Resolution a resolution of the Company passed by Shareholders representing not less than 75 per cent of the total voting rights of the Shareholders who (being entitled to do so) vote in person or by proxy on the resolution at a general meeting of Shareholders; Stock Exchange Regulation any rule, regulation rule, regulation, policy, guideline, or directive of any Appointed Stock Exchange relevant to the Company; Subsidiary with respect to any Person, any other Person in which such Person owns or controls, directly or indirectly, more than 50 per cent of the securities having voting power for the election of directors or other governing body thereof or more than 50 per cent of the partnership or other ownership interests therein (other than as a limited partner); Treasury Share a share of the Company that is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled; and US$ United States Dollars. 1.2 In these Bye-laws, where not inconsistent with the context: (a) words denoting the plural number include the singular number and vice versa; (b) words denoting the masculine gender include the feminine and neuter genders; (c) the words:

(i) "may" shall be construed as permissive; and (ii) "shall" shall be construed as imperative; (d) a corporation shall be deemed to be present in person at a meeting if its representative, duly authorised pursuant to these Bye-laws, is present; (e) references to a company include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere; (f) references to writing include typewriting, printing, lithography, photography, electronic mail and other modes of representing or reproducing words in a legible and non-transitory form; (g) a reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and references to any communication being delivered or received, or being delivered or received at a particular place, include the transmission of an electronic or similar communication, and to a recipient identified in such manner or by such means, as the Board may from time to time approve or prescribe, either generally or for a particular purpose; (h) references to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic or similar communication as the Board may from time to time approve or prescribe, either generally or for a particular purpose; (i) references to a dividend include a distribution paid in respect of shares to Shareholders out of contributed surplus or any other distributable reserve; (j) any reference to any statute or statutory provision (whether of Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force; (k) references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred); and (l) unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws, except that the definition of "attorney" in the Act shall not apply. 1.3 Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof. ARTICLE II REGISTERED OFFICE

2. Registered Office The Registered Office shall be at such place in Bermuda as the Board from time to time resolves. ARTICLE III SHARES AND SHARE RIGHTS 3. Power to Issue Shares Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough unissued Common Shares, the Board shall have the power to issue in total up to five per cent of the total authorised capital of the Company as Common Shares on such terms and conditions as it may determine; provided that the limitation contained in this Bye-law 3.1 shall not apply to the issue of shares, or interests in shares of the Company, in connection with employee compensation awards approved by the Compensation Committee. 3.1 Other than as permitted under Bye-law 3.1, the Board shall not be authorised to issue any unissued shares of the Company. 4. Power of the Company to Purchase its Shares 4.1 The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit. 4.2 The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act. 5. Rights Attaching to Shares 5.1 At the date of adoption of these Bye-laws, the authorised share capital of the Company is divided into Common Shares. 5.2 The holders of Common Shares shall, subject to the provisions of these Bye-laws: (a) except where Cumulative Voting applies, be entitled to one vote per Common Share; (b) be entitled to such dividends as the Board may from time to time declare; (c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company (subject to the rights of the holders of any preference shares in the Company then in issue having preferred rights on a return of capital) in respect of their holdings of Common Shares, pari passu and pro rata to the number of Common Shares held by each of them; and (d) generally be entitled to enjoy all of the rights attaching to common shares. 5.3 At the discretion of the Board, whether or not in connection with the issue and sale of any shares or other securities of the Company, the Company may issue Common Shares, Contracts, warrants or other instruments evidencing any Common Shares, option rights for

Common Shares or securities having conversion or option rights for Common Shares, or obligations on such terms, conditions and other provisions as are fixed by the Board, including, without limiting the generality of this authority, conditions that preclude or limit any Person or Persons owning or offering to acquire a specified number or percentage of the issued Common Shares, option rights, securities having conversion or option rights, or obligations of the Company, or transferee of the Person or Persons from exercising, converting, transferring or receiving the Common Shares, option rights, securities having conversion or option rights, or obligations, provided that any issuance or sale pursuant to this Bye-law 5.3 shall be subject to (and count towards) the limitation on the Board’s power to issue unissued Common Shares contained in Bye-law 3. 5.4 All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the issued share capital, or shares, of the Company. 5.5 Subject to the provisions of these Bye-laws, any shares of the Company held by the Company as Treasury Shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration on such terms and conditions as it may determine, or cancel all or any of the shares. 5.6 The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by Law. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. 5.7 Except as ordered by a court of competent jurisdiction or as required by Law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-laws or by Law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder. 6. Calls on Shares 6.1 The Board may make such calls as it thinks fit upon the Shareholders in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Shareholders (and not made payable at fixed times by the terms and conditions of issue), and, if a call is not paid on or before the day appointed for payment thereof, the Shareholder may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls. 6.2 Any amount which by the terms of allotment of a share becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable, on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye- laws as to payment of interest, costs, charges and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

6.3 The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof. 6.4 The Company may accept from any Shareholder the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up or become payable. 7. Forfeiture of Shares 7.1 If any Shareholder fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Shareholder, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Shareholder a notice in writing in the form approved by the Board, notifying the Shareholder that the shares in question will be liable to be forfeited if the call remains unpaid. 7.2 If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. 7.3 A Shareholder whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith. 7.4 The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited. 8. Share Certificates 8.1 Every Shareholder shall be entitled to a certificate under the common seal of the Company or bearing the signature (or a facsimile thereof) of a Director or Officer or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Shareholder and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means. 8.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the Person to whom the shares have been allotted. 8.3 If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

9. Trading Facilities 9.1 Notwithstanding any provisions of these Bye-laws, the Directors shall, subject always to the Act and any other applicable Laws and the facilities and requirements of any relevant system concerned, have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form. Unless otherwise determined by the Directors and permitted by the Act and any other applicable Laws, no Person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument. 9.2 Without prejudice to Bye-law 9.1 but notwithstanding any other provisions of these Bye- laws, the Directors shall, subject always to the Act and any other applicable Laws and the facilities and requirements of any relevant system concerned, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary receipts or similar interests, instruments or securities, and the holding and transfer of such receipts, interests, instruments or securities in uncertificated form and to the extent such arrangements are so implemented, no provision of these Bye- laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements. 10. Fractional Shares The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares of the relevant class. ARTICLE IV REGISTER OF SHAREHOLDERS; REGISTRATION OF SHARES 11. Register of Shareholders 11.1 The Board shall cause to be kept in one or more books a Register of Shareholders and shall enter therein the particulars required by the Act. 11.2 The Register of Shareholders shall be open to inspection without charge at the Registered Office on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection. The Register of Shareholders may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole 30 days in each year. 12. Registered Holder Absolute Owner The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other Person. 13. Transfer of Registered Shares

13.1 An instrument of transfer shall be in writing in the usual form prevalent in Bermuda, or in any such other written form as the Board may reasonably accept, save that for such time as the Company’s shares are traded or admitted to trading on an Appointed Stock Exchange, nothing in this bye-law 13 shall operate to restrict transfer of shares in accordance with Stock Exchange Regulations. 13.2 Except as otherwise provided in these Bye-laws, such instrument of transfer shall be signed by or on behalf of the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders. 13.3 If shares are certificated, the Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. 13.4 The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder. 13.5 The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any Governmental Entity in Bermuda have been obtained. 13.6 If the Board refuses to register a transfer of any share the Secretary shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. 14. Transmission of Registered Shares 14.1 In the case of the death of a Shareholder, the survivor or survivors where the deceased Shareholder was a joint holder, and the legal personal representatives of the deceased Shareholder where the deceased Shareholder was a sole holder, shall be the only Persons recognised by the Company as having any title to the deceased Shareholder's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Shareholder with other Persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Shareholder or such other Person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder. 14.2 Any Person becoming entitled to a share in consequence of the death or bankruptcy of any Shareholder, or otherwise by operation of applicable Law, may be registered as a Shareholder upon such evidence as the Board may deem sufficient, or may elect to nominate a Person to be registered as a transferee of such share, and in such case the Person becoming entitled shall execute in favour of such nominee an instrument of transfer in favour of his nominee. 14.3 On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by the deceased Shareholder before such Shareholder's death or bankruptcy, as the case may be. 14.4 Where two or more Persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders. 15. Foreign Securities Laws 15.1 The Board may, in its absolute and unfettered discretion, decline to register the transfer of any shares if it believes that registration of such shares or transfer is required under the Laws of any jurisdiction and such registration has not been effected, save that the Board may request and rely on an opinion of counsel to the transferor or transferee, in form and substance satisfactory to the Board, that no such registration is required. 15.2 The Board shall have the authority to request from any direct or indirect holder of shares, and such holder shall provide, such information as the Board may request for the purpose of determining whether any transfer contemplated by Bye-law 15.1 should be permitted. 16. Interests in Shares 16.1 The Company may by notice in writing require a Person whom the Board knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested (legally or beneficially) in the Company’s shares: (a) to confirm that fact or (as the case may be) to indicate whether or not it is the case, and (b) where he holds or has during that time held an interest in shares, to give such further information as may be required in accordance with Bye-law 16.2. 16.2 A Person who has received a notice under Bye-law 16.1 shall respond, in writing, to the Board within 10 Business Days (or such other period as the Board shall specify in the notice) and shall: (a) state their full name and address, and, where the Person interested in shares is a body corporate, include a confirmation that the signatory to such response is duly authorised on behalf of such body corporate to give the relevant confirmation to the Company; (b) confirm the number of shares in which he is or was interested as at the date of the notice; (c) in a case where the Person no longer has an interest in the Company’s shares, state that he no longer has such an interest. 16.3 Where the Company has served a notice under Bye-law 16.1 on a Person who is or was interested in shares in the Company, and that person fails to give the Company the information required by the notice within the time specified in it, the Board, in its sole discretion, may direct that for so long as the shares are held by that Person and the default continues, the shares in question be subject to restrictions including (without limitation) that:

(i) no voting rights are exercisable in respect of the shares; (ii) any transfer of the shares is void; (iii) except in a liquidation, no payment may be made of sums due from the Company on the shares, whether in respect of dividend, capital or otherwise. 16.4 For the purposes of this Bye-law 16, a Person is taken to be interested in any shares: (a) in which his spouse or any child or step-child or other Affiliate of his is interested; (b) if a body corporate is interested in them, and (i) that body or its directors are accustomed to act in accordance with his directions or instructions, or (ii) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate; or (c) he enters into a Contract for their purchase by him (whether for cash or other consideration); or (d) not being the registered holder, he is entitled to exercise or receive any right conferred by the holding of the shares or is entitled to control the exercise of any such right; or (e) where property is held on trust and shares in the Company are comprised in such trust property, and the Shareholder or a person identified in Bye-law 16.4(a) or 16.4(b) is a beneficiary of the trust. 16.5 The Company shall keep a register for purposes of this Bye-law 16, and whenever the Company issues a notice in accordance with Bye-law 16.1 and receives a response in consequence thereof, the Company shall (within 10 Business Days of such response) cause to be inscribed in the register, against that person's name, the relevant information and the date of the inscription. 17. Mandatory Offers 17.1 Any Person who, individually or together with any of its Affiliates or any other members of a "group", within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended (a "Section 13(d) Group") of which it is a part, directly or indirectly, in any manner, acquires Beneficial Ownership of any Common Shares (including, without limitation, through the acquisition of ownership or control of another Shareholder or a Controlling Person of another Shareholder or through the direct or indirect acquisition of derivative securities) which, taken together with Common Shares already Beneficially Owned by it or any of its Affiliates or its Section 13(d) Group, in any manner, carry 50 per cent or more of the voting rights of the Company (the "Limit"), shall, within 30 days of acquiring such shares, make a general offer to all holders of Common Shares. 17.2 Where any Person breaches the Limit and does not make an offer as required by Bye-law 17.1, that Person is in breach of these Bye-laws. 17.3 The Board may do all or any of the following where it has reason to believe that the Limit is or may be breached:

(a) require any Shareholder or Person appearing or purporting to be interested in any shares of the Company to provide such information as the Board considers appropriate to determine any of the matters under this Bye-law 17; (b) have regard to such public filings as it considers appropriate to determine any of the matters under this Bye-law 17; (c) make such determinations under this Bye-law 17 as it thinks fit, either after calling for submissions from affected Shareholders or other Persons or without calling for such submissions; (d) determine that the voting rights attached to all shares held by such Persons, or in which such Persons are or may be interested ("Relevant Shares") are from a particular time suspended and incapable of being exercised for a definite or indefinite period and such Person (and any proxy to the extent appointed by him to act in that capacity) shall for this period of time cease to be entitled to receive notice of any meeting of the Shareholders; (e) determine that some or all of the Relevant Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and (f) take such other action as it thinks fit for the purposes of this Bye-law 17 including: (i) prescribing rules (not inconsistent with this Bye-law 17); (ii) setting deadlines for the provision of information; (iii) drawing adverse inferences where information requested is not provided; (iv) making determinations or interim determinations; (v) executing documents on behalf of a Shareholder; (vi) converting any Relevant Shares held in uncertificated form into certificated form, or vice-versa; and (vii) changing any decision or determination or rule previously made. 17.4 A general offer under Bye-law 17.1 complies with this Bye-law if: (a) the offer is unconditional in all respects and is open for acceptance for a period of not less than 30 days; (b) the making or implementation of the offer is not dependent on the passing of a resolution at any meeting of shareholders of the offeror; and (c) the offer is in cash or is accompanied by a cash alternative, in each case, at an offer price per Common Share not less than the greater of: (i) the highest price paid by the offeror, any of its Affiliates or any member of its Section 13(d) Group for any interest in Common Shares during the six months prior to the date on the Limit was exceeded,

(ii) the 180 day volume weighted average price on NASDAQ of the Common Shares on the date on which the Limit was exceeded. In this Bye-law, a reference to the price of a Common Share will be deemed to include the price of a depository receipt or similar interest representing a Common Share, if Common Shares are evidenced by listed depository receipts or similar interests at any applicable time, and (iii) if, before the offer closes for acceptance, the offeror, any of its Affiliates or any member of its Section 13(d) Group acquires any interest in Common Shares at above the offer price, the highest price paid for the interest in the Common Shares so acquired, (the "Offer Price"); and 17.5 The requirement for an offer to be made in accordance with this Bye-law may be waived by a vote of a majority of votes cast and entitled to vote on the matter by Shareholders voting in person or by proxy at a general meeting, excluding for all purposes of the vote the Shareholder(s) or Person(s)in question and their Affiliates. 17.6 Any one or more of the Directors may act as the attorney(s) of any Shareholder or Person in questioninquestion in relation to the execution of documents and other actions to be taken for the sale of Relevant Shares determined by the Board under this Bye-law 17. ARTICLE V ALTERATION OF CAPITAL 18. Power to Alter Capital 18.1 The Company may if authorised by resolution of the Shareholders increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act. 18.2 Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit including (without limitation) in the way prescribed in Bye-law 18.3 below. 18.3 The Board may sell shares representing the fractions to any Person (including the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the Persons to whom such fractions are attributable (except that if the amount due to a Person is less than US$20.00, or such other sum as the Board may decide, the Company may retain such sum for its own benefit). To give effect to such sale the Board may authorise a Person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the Person entitled by transmission to, them to the purchaser or as the purchaser may direct or implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares. 18.4 The purchaser will not be bound to see to the application of the purchase moneys in respect of any such sale. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to in Bye-law 18.3 shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

19. Variation of Rights Attaching to Shares 19.1 Subject to the Act and, if relevant, the approval required pursuant to Bye-law 25.8, all or any of the special rights for the time being attached to any class of shares in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up), be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75 per cent or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast. 19.2 All the provisions of these Bye-laws relating to general meetings of the Company shall apply mutatis mutandis to any separate general meeting of any class of Shareholders, except that the necessary quorum shall be one or more Shareholders present in person or by proxy holding or representing at least one third of the shares of the relevant class. 19.3 The special rights conferred on the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by: (a) the creation or issue of further shares ranking pari passu with them; or (b) the purchase or redemption by the Company of any of its own shares. ARTICLE VI DIVIDENDS AND CAPITALISATION 20. Dividends 20.1 The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Shareholders holding shares entitled to the payment of dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie, including without limitation the issue by the Company of shares or other securities, in which case the Board may fix the value for distribution in specie of any assets, shares or securities. No unpaid dividend shall bear interest as against the Company. The exact amount and timing of any dividend declarations and payments shall, subject to the requirements of the Act, be determined by the Board. 20.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend. 20.3 The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others. 20.4 The Board may declare and make such other distributions (in cash or in specie) to the Shareholders holding shares entitled to distributions as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company. 21. Power to Set Aside Profits The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for any other purpose. 22. Method of Payment

22.1 Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent through the post directed to the address of the Shareholder in the Register of Shareholders (in the case of joint Shareholders, the senior joint holder, seniority being determined by the order in which the names stand in the Register of Shareholders), or by direct transfer to such bank account as such Shareholder may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to such Persons as the Shareholder may direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque, warrant or direct transfer shall be sent at the risk of the Person entitled to the money represented thereby. If two or more Persons are registered as joint holders of any shares any one of them can give an effectual receipt for any dividend paid in respect of such shares. 22.2 The Board may deduct from the dividends or distributions payable to any Shareholder (either alone or jointly with another) by the Company in respect of any shares all moneys (if any) due from such Shareholders (either alone or jointly with another) to the Company on account of calls or otherwise. 22.3 Any dividend or other moneys payable in respect of a share which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect thereof. 22.4 The Company shall be entitled to cease sending dividend cheques and warrants by post or otherwise to a Shareholder if those instruments have been returned undelivered to, or left uncashed by, that Shareholder on at least three consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Shareholder's new address. The entitlement conferred on the Company by this Bye-law in respect of any Shareholder shall cease if the Shareholder claims a dividend or cashes a dividend cheque or warrant. 23. Capitalisation 23.1 The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid up bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the Shareholders. 23.2 The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full partly or nil paid up shares of those Shareholders who would have been entitled to such amounts if they were distributed by way of dividend or distribution. ARTICLE VII GOVERNANCE STRUCTURE 24. Governance Structure The governance of the Company shall be comprised of: 24.1 the registered Shareholders of the Company acting in accordance with these Bye-laws;

24.2 the Board acting in accordance with these Bye-laws; and 24.3 the CEO and other Officers as appointed by the Board and acting in accordance with these Bye-laws. ARTICLE VIII SHAREHOLDER MEETINGS 25. Matters Requiring Shareholder Approval In addition to those matters for which an approval of the Shareholders is required by applicable Law or Stock Exchange Regulation, the following actions shall require the approval of the Shareholders at a general meeting: 25.1 any merger, consolidation, amalgamation, conversion, reorganisation, scheme of arrangement, dissolution or liquidation involving the Company, which shall require a Special Resolution; 25.2 any sale of all or substantially all of the Company’s assets, which shall require a resolution passed by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter; 25.3 any issue of securities of the Company described under NASDAQ Listing Rule 5635 (Shareholder Approval) (or any successor thereto), except that approval of the Shareholders will not be required under this Bye-law for any stock option plans or other equity compensation plans or in any other circumstance described under NASDAQ Listing Rule 5635(c) (Equity Compensation) (or any successor thereto); 25.4 the election of Directors, which shall be done by Cumulative Voting in accordance with Bye-law 44; 25.5 the appointment of the Auditor, which shall require a resolution passed by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter; 25.6 loans to any Director, the approval of which shall be subject to the Act; 25.7 the discontinuance of the Company to a jurisdiction outside Bermuda pursuant to the Act, which shall require a Special Resolution; and 25.8 the rescission, alteration or amendment of these Bye-laws, or the adoption of any new bye- laws, which shall require approval by a resolution of the Board and by a Special Resolution. 26. Annual General Meetings The annual general meeting of the Company shall be held in each year at such time and place as the CEO or the Board shall appoint. 27. Special General Meetings The CEO or the Board may convene a special general meeting whenever in their judgment such a meeting is necessary. The Board shall, on the requisition in writing of Shareholders holding such number of shares as is prescribed by, and made in accordance with, the Act, convene a special general meeting in accordance with the Act. Each special general meeting shall, subject to the Act and these Bye-laws, be held at such time and place as the CEO or the Board shall appoint.

28. Notice and Record Dates 28.1 At least 30 Clear Days’ notice of an annual general meeting (other than an adjourned meeting) shall be given to each Shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. 28.2 At least 30 Clear Days’ notice of a special general meeting shall be given to each Shareholder entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. 28.3 The CEO or Board may fix any date as the record date for determining Shareholders’ eligibility to: (i) receive notice of and to vote at any general meeting (which record date shall be not more than 60 Clear Days prior to any general meeting); and (ii) receive any dividends declared from time to time by the Board. 28.4 A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by: (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting and together holding not less than 95 per cent in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting. 28.5 The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any Person entitled to receive notice shall not invalidate the proceedings at that meeting. A Shareholder present, either in person or by proxy, at any annual general meeting or special general meeting, or meeting of the holders of any class of shares shall be deemed to have received proper notice of that meeting and, where required, the purpose for which it was called. 29. Meeting Notice and Access 29.1 A notice or other document may be given by the Company to a Shareholder: (a) by delivering it to such Shareholder in person; or (b) by sending it by letter mail or courier to such Shareholder’s address in the Register of Shareholders; or (c) (excluding a share certificate) by transmitting it by electronic means (including by electronic mail, but not by telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose or by such other means as the Board may decide and which are permitted by Law and not prohibited by the Act; or (d) in accordance with Bye-law 29.3 or Bye-law 29.8. 29.2 Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two or more Persons, be given to whichever of such Persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.

29.3 Each Shareholder shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means. 29.4 Save as provided by Bye-laws 29.5 and 29.6, any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, at the time when it was posted, delivered to the courier or transmitted by electronic mail, or such other method as the case may be. 29.5 Notice delivered by letter mail shall be deemed to have been served 48 hours after the time on which it is deposited, with postage prepaid, in the mail of any member state of the European Union, the United States, or Bermuda. 29.6 In the case of information or documents delivered in accordance with Bye-law 29.3, service shall be deemed to have occurred when: (i) the Shareholder is notified in accordance with Bye-law 29.1 of the website posting; and (ii) the information or document is published on the website. 29.7 The Company shall be under no obligation to send a notice or other document to the address shown for any particular Shareholder in the Register of Shareholders if the Board considers that the legal or practical problems under the Laws of, or the requirements of any regulatory body or Stock Exchange Regulation in, the territory in which that address is situated are such that it is necessary or expedient not to send the notice or document concerned to such Shareholder at such address and may require a Shareholder with such an address to provide the Company with an alternative acceptable address for delivery of notices by the Company. 29.8 If at any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each Person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice to the Shareholders with registered addresses in that territory by post if at least five Clear Days before the meeting the posting of notices to addresses throughout that territory again becomes practicable. 30. Postponement or Cancellation of General Meeting The Board may postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to each Shareholder in accordance with Bye-law 29 before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to the Shareholders in accordance with these Bye-laws. 31. Attendance and Security at General Meetings 31.1 If so permitted by the Board or the chairman in relation to a general meeting, Shareholders may participate in such general meeting by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. 31.2 The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the safety and security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting, are entitled to refuse entry to a Person who refuses to comply with any such arrangements, requirements or restrictions. 32. Quorum at General Meetings 32.1 Except as otherwise provided by the Act or these Bye-laws, at any general meeting two or more Persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time shall form a quorum for the transaction of business. 32.2 If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine. If the meeting shall be adjourned to the same day one week later or the CEO shall determine that the meeting is adjourned to a specific date, time and place, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the meeting being adjourned. If the CEO shall determine that the meeting be adjourned to an unspecified date, time or place, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws. A meeting may not be adjourned under this Bye-law 32.2 to a day which is more than 90 days after the day originally appointed for the meeting. 33. Chairman to Preside at General Meetings Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the chairman of the Board, if there be one, shall act as chairman at all meetings of the Shareholders at which such person is present. If there is no such chairman, or if at any meeting the chairman is not present within 15 minutes after the time appointed for holding the meeting, the CEO shall act as chairman, if present and willing to act as chairman. If the CEO is not present or is unwilling to act as chairman, the Persons present and entitled to vote shall elect any Director or Officer who is present and willing to act as chairman or, if no Director or Officer is present or if none of the Directors or Officers present is willing to act as chairman, one of their number to be chairman. 34. Voting on Resolutions 34.1 Subject to the Act and these Bye-laws, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if: (a) it is proposed by or at the direction of the Board; (b) it is proposed at the direction of a court; (c) it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Act or these Bye-laws; or

(d) the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting. 34.2 Subject to the Act and any Stock Exchange Regulation, and unless otherwise specified by these Bye-laws, any question properly proposed for the consideration of the Shareholders at any general meeting shall be decided by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter, and in the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail. 34.3 No Shareholder shall be entitled to vote at a general meeting unless such Shareholder has paid all the calls or other sums presently payable on all shares held by such Shareholder. 34.4 No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting. At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. 34.5 At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact. 34.6 Section 77A of the Act shall not apply to the Company. 35. Voting on a Poll Required 35.1 Notwithstanding anything in these Bye-laws to the contrary, at any meeting of the Shareholders a resolution put to the vote of the meeting shall, in each instance, be voted upon by a poll. Except where Cumulative Voting applies, every Person present at a meeting of the Shareholders shall have one vote for each share of which such Person is the holder or for which such Person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by electronic means, in such manner as the chairman of the meeting may direct and the result of such poll vote shall be taken to be the resolution of the meeting at which the poll was demanded. A Person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. 35.2 A poll for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken in such manner during such meeting as the chairman of the meeting may direct. 35.3 Each Person physically present and entitled to vote shall be furnished with a ballot paper on which such Person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken. Each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each Person present by telephone, electronic or other communications facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Persons appointed by the chairman for the purpose or an independent scrutineer at the chairman's discretion. The result of the poll shall be declared by the chairman. 36. Voting by Joint Holders of Shares In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders. 37. Instrument of Proxy 37.1 A Shareholder may appoint a proxy by: (a) an instrument appointing a proxy in writing in such form as the Board may determine from time to time; or (b) such telephonic, electronic or other means as may be approved by the Board from time to time. 37.2 The appointment of a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated, be valid for any adjournment of the meeting. 37.3 A Shareholder may appoint one or more standing proxies, with or without the power of substitution, or (if a corporation) one or more standing representatives by delivery to the Registered Office (or at such other place as the Board may from time to time specify for such purpose) of evidence of such appointment(s). If a Shareholder appoints more than one standing proxy or standing representative which appointments may allow the standing proxy or standing representative to vote generally or only in respect of a specified item of business, each appointment shall specify the number and class of shares held by the relevant Shareholder in respect of which the standing proxy or standing representative has been appointed and any restrictions or limitations pursuant to which the standing proxy or standing representative is subject. The appointment of such a standing proxy or representative shall be valid for every general meeting and adjourned meeting until such time as it is revoked by notice to the Company or the Shareholder ceases to be a Shareholder, but: (a) the appointment of a standing proxy or representative may be made on an irrevocable basis and may be limited to any particular item or items of business or be unlimited and the Company shall recognise the vote or abstention of the proxy or representative given in accordance with the terms of such an appointment, to the exclusion of the vote of the appointing Shareholder, until such time as the appointment ceases to be effective in accordance with its terms; (b) (subject to Bye-law 37.3(a)) the appointment of a standing proxy or representative shall be deemed to be suspended at any meeting or poll taken at any meeting at which the Shareholder is present or in respect of which the Shareholder has specifically appointed another proxy or representative; and (c) the Board may from time to time require such evidence as it deems necessary as to the due execution and continuing validity of the appointment of any proxy or representative and, if it does so, the appointment of the proxy or representative shall be deemed to be suspended until such time as the Board determines that it has received the required evidence or other evidence satisfactory to it. 37.4 The appointment of a proxy must be received by the Company at the Registered Office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the Person named in the appointment proposes to vote, and an appointment of proxy which is not received in the manner so permitted may be treated as invalid. The Board may waive any requirements as to the delivery of proxies, either generally or in any particular case.

37.5 Subject to Bye-law 37.10 and subject as mentioned in this Bye-law, an instrument or other form of communication appointing or evidencing the appointment of a proxy or corporate representative shall be accompanied by such evidence as to its due execution as the Board may from time to time require, and shall be delivered to the Registered Office (or to such other place or places as the Board may from time to time specify for the purpose). 37.6 If the terms of appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution. 37.7 The appointment of a proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be deemed, unless the contrary is stated, to confer authority to vote on any amendment of a resolution and on any other resolution put to a meeting for which it is valid in such manner as the proxy thinks fit. 37.8 A vote given by proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the appointment of the proxy or of the authority under which it was executed, unless notice of such death, insanity or revocation was received by the Company at the Registered Office (or at any other place as may be specified for the delivery of instruments or other forms of communication appointing or evidencing the appointment of proxies in the notice convening the meeting or in any other information sent to Shareholders by or on behalf of the Board in relation to the meeting) at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or by such later time as the Board may decide, either generally or in any particular case. 37.9 Notwithstanding the preceding provisions of these Bye-laws, the Board may decide, either generally or in any particular case, to treat an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative as properly delivered for the purposes of these Bye-laws if a copy or facsimile image of the instrument is sent by electronic means to the Registered Office (or to such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any other information sent by or on behalf of the Board in relation to the meeting or adjourned meeting). 37.10 Subject to the Act, the Board may also, at its discretion, waive any of the provisions of these Bye-laws relating to the execution and deposit of an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative or any ancillary matter (including, without limitation, any requirement for the production or delivery of any instrument or other communication to any particular place or by any particular time or in any particular way) and, in any case in which it considers it appropriate, may accept such verbal or other assurances as it thinks fit as to the right of any Person to attend and vote on behalf of any Shareholder at any general meeting. 37.11 A Shareholder who is the holder of two or more shares may appoint more than one proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of different shares. 37.12 A proxy need not be a Shareholder. 38. Representation of Corporate Shareholders

38.1 A corporation which is a Shareholder may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Shareholder, and that Shareholder shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives. 38.2 A Shareholder which is a corporation may, by written instrument, appoint more than one such authorised representative (with or without appointing any Persons in the alternative) at any such meeting provided that such appointment specifies the number of shares in respect of which each such appointee is authorised to act as representative, not exceeding in aggregate the number of shares held by the appointor and carrying the right to attend and vote at the relevant meeting. 38.3 Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Shareholder. 39. Adjournment of General Meeting 39.1 The chairman of any general meeting at which a quorum is present may with the consent of Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy (and shall if so directed by Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy), adjourn the meeting. 39.2 In addition, the chairman may adjourn the meeting to another time and place or sine die without such consent or direction, and whether or not a quorum is present, at the direction of the Board (prior to or at the meeting) or if it appears to him that: (a) it is likely to be impracticable to hold or continue that meeting because of the number of Shareholders wishing to attend who are not present; or (b) the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. 39.3 Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws. 39.4 When a meeting is adjourned for three months or more or sine die, not less than ten Clear Days’ notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting. Except as expressly provided by these Bye-laws, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place. 40. Directors' Attendance at General Meetings The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

ARTICLE IX BOARD OF DIRECTORS 41. Duties and Powers of the Board 41.1 The business and affairs of the Company shall be managed under the direction of the Board, which may exercise all such powers of the Company and do all such lawful acts and things as are not required by the Act or by these Bye-laws required to be exercised by the Company in a general meeting of Shareholders. 41.2 Subject to these Bye-laws, the Board may delegate to any company, firm, person, or body of persons any power of the Board (including the power to sub-delegate), other than the power to approve any Board Reserved Matter, which power may not be delegated except to a committee of the Board established in accordance with Bye-law 43. The Board may appoint by power of attorney any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company. Any such delegation of authority or appointment of an attorney must be made in accordance with the limitation on the delegation of Board Reserved Matters, but may otherwise be made for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. 42. Composition of the Board, and Appointment of Chairman 42.1 The Board shall consist of such number of Directors being not less than seven Directors and not more than thirteen Directors, as the Board shall from time to time determine, subject to approval by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution. 42.2 The chairman of the Board shall be selected by the Board. The chairman of the Board shall not have a casting vote on resolutions of the Board. 43. Board Committees The Board shall establish and maintain at least the following committees: a Nominating and Corporate Governance Committee, an Audit Committee, a Compensation Committee and any such other committees that the Board deems necessary or appropriate. Each such committee shall have such composition, powers and responsibilities as set by the Board in such committee’s charter. 44. Election of Directors 44.1 Save as otherwise provided in this Bye-law 44 and Bye-laws 46 and 47, the Directors shall be elected at each annual general meeting of the Company. 44.2 All Directors shall be elected by Cumulative Voting. By way of illustration only, if there are ten candidates proposed to the Shareholders at a general meeting for election as Directors but only nine available Director positions, a Shareholder holding 100 voting shares would be entitled to apportion 900 votes among the ten candidates, and the nine candidates achieving the highest total number of votes would be elected to the Board.

44.3 A Director shall (unless he is removed from office or his office is vacated in accordance with these Bye-laws) hold office until the next following annual general meeting in accordance with these Bye-laws. 44.4 All Directors, prior to election or appointment (but not on re-appointment), must provide written acceptance of their appointment (conditional upon such appointment being effected), in such form as the Board may think fit, by notice in writing to the Registered Office. 45. Alternate Directors 45.1 Any Director may appoint and remove, from time to time, another Director or an individual approved by the Board to act as a Director in the alternative to himself by notice in writing to the Registered Office. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. 45.2 An Alternate Director shall be entitled to receive notice of all meetings of the Board and committees of the Board of which the appointing Director is a member and to attend and vote at any such meeting at which the Director for whom such Alternate Director was appointed in the alternative is not present and generally to perform at such meeting all the functions of such Director. 45.3 An Alternate Director shall cease to be such if the Director for whom he was appointed to act as a Director in the alternative ceases for any reason to be a Director. 46. Removal of Directors 46.1 The Shareholders may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution; provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director's removal. 46.2 If a Director is removed from the Board under the provisions of Bye-law 46.1, the Shareholders may propose a nominee to fill the vacancy at the special general meeting at which such Director is removed only if a Shareholder or Shareholders holding in aggregate five per cent or more of all issued Common Shares has requisitioned in writing a proposal to nominate a replacement candidate for Director stating the information listed below with respect to such nominee and notice of such proposal is given to the Shareholders in accordance with Bye-law 28 at least five Clear Days in advance of the date of such special general meeting: (a) the name and address of the Shareholders who intend to make the nomination; (b) a representation that the Shareholders are holders of shares in the Company and that the Shareholders intend to vote such shares at such meeting; (c) the name, age, business address and residence address of the nominee proposed in the notice; (d) the principal occupation or employment of the nominee;

(e) the number and class of shares in the Company which are beneficially owned by the nominee; (f) the consent in writing of the nominee to serve as a Director (if so elected) and to comply with all applicable corporate governance, conflict of interest, confidentiality and other policies and guidelines of the Company applicable to all Directors; (g) a representation that the Shareholders intend to appear in person or by proxy at the meeting to nominate each person specified in the notice; (h) a description of all arrangements or understandings between the Shareholders and the nominee or any other Person (naming such Person) pursuant to which each nomination is to be made by the Shareholders; and (i) such other information concerning such nominee as would be required to be disclosed to Shareholders in connection with the election of Directors pursuant to applicable Law, including without limitation any applicable Stock Exchange Regulation, had the nominee been nominated, or intended to be nominated, by the Board. 46.3 In the absence of an election under Bye-law 46.2, the Board may itself fill the vacancy. 47. Vacancy in the Office of Director 47.1 The office of Director shall be vacated if the Director: (a) is removed from office pursuant to these Bye-laws or is prohibited from being a Director by Law; (b) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally; (c) is or becomes of unsound mind or dies; (d) resigns his office by written notice to the Company; or (e) on his term of office expiring. 47.2 Any one or more vacancies in the size of the Board resulting from the circumstances described in Bye-law 47.1(a)-(d) shall in each case be deemed Casual Vacancies (and each a “Casual Vacancy”) for the purposes of these Bye-laws. 47.3 Without prejudice to the power of the Shareholders to elect or appoint a Director pursuant to Bye-law 44 and 46.2, and subject always to Bye-law 47.6, the Board shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a Casual Vacancy, provided always that the number of Directors appointed to fill Casual Vacancies shall not exceed more than 50 per cent of the Board size (as determined in accordance with Bye-law 42.1). 47.4 At such time as the number of Board appointments to fill Casual Vacancies equals more than 50 per cent of the Board size (as determined in accordance with Bye-law 42.1), the Board shall forthwith convene a special general meeting in accordance with the Act and these Bye-laws for the purpose of confirming the appointment of each Director.

47.5 Any person appointed to fill a Casual Vacancy shall hold office until the next annual general meeting of the Company but shall be eligible for re-election. 47.6 The Board may act notwithstanding any vacancy in its number but, if and so long as the actual number of Directors in office is reduced below 1/3 of the Board size determined in accordance with Bye-law 42.1, the continuing Directors or Director may act only for the purpose of: (i) summoning a general meeting to appoint new Directors; and (ii) preserving the assets of the Company. 48. Remuneration of Directors 48.1 The amount of any fees payable to Directors shall be determined by the Board upon the recommendation of the Compensation Committee and shall be deemed to accrue from day to day. Directors who are also employees of a Group Company shall not be paid any such fees by the Company in addition to their remuneration as an employee. 48.2 Any Director who serves on any committee, or who, at the request of the Board, goes or resides outside his home jurisdiction, makes any special journey or otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such remuneration by way of salary, commission or otherwise as the Board may determine in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Bye-laws. 48.3 The Company shall repay to any Director all such reasonable expenses as he may properly incur in the performance of his duties including attending meetings of the Directors or of any committee of the Directors or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in or about the business of the Company. 48.4 Without prejudice to the generality of the foregoing, the Directors may exercise all the powers of the Company to establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of or who are or were at any time directors or officers of the Company, any Subsidiary or Affiliate of the Company or any Person which is in any way allied to or associated with the Company or any Subsidiary or Affiliate of the Company and the families and dependants of any such individuals, and also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company, any such Subsidiary or Affiliate or any such other Person, or of any such individuals as aforesaid, and, subject to the Act, make payments for or towards the insurance of any such individuals as aforesaid, and do any of the matters aforesaid either alone or in conjunction with any such other Person. 49. Defect in Appointment of Director All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers or any person acting as an Alternate Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity. 50. Register of Directors and Officers

The Board shall cause to be kept in one or more books at the Registered Office a register of Directors and Officers and shall enter therein the particulars required by the Act. 51. Board Meetings The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Unless otherwise specified in these Bye-laws, a resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority in number of those Directors attending such meeting, 52. Notice of Board Meetings A Director or the CEO may, and the Secretary on the requisition of a Director or the CEO shall, at any time summon a meeting of the Board. Any Director may require (by notice in writing submitted to the General Counsel not less than three Business Days prior to the date on which notice of the meeting is issued to the Directors) that there is included in the agenda for a meeting of the Board any matter of business which is appropriate for the consideration of the Directors, (including, without limitation, any matter which may have been delegated by the Board to the Officers from time to time pursuant to the Board Delegation of Authority), in which case that matter shall be included in the notice of the meeting and shall be considered at the meeting of the Board in question. Save in the case of an emergency when notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director in writing at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose, all Directors must receive written notice of any meeting of the Board at least five Business Days prior to such meeting, unless the notice requirement is waived by all Directors. A Director present at a meeting of the Board shall be deemed to have waived any irregularity in the giving of notice. 53. Conduct of Board Meetings 53.1 Directors may participate in any Board meeting by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. 53.2 The quorum necessary for the transaction of business at a meeting of the Board shall be the presence in person, or (subject to the provisions of Bye-law 45) represented by his Alternate Director, of the nearest odd number of Directors above 1/2 of the number of Directors in office as at the date of the meeting. 53.3 If a quorum is not present at any meeting of the Board, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting. 53.4 Unless otherwise agreed by a majority of the Directors attending, the chairman, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In his or her absence a chairman shall be appointed or elected by the Directors present at the meeting from one of their number. 54. Written Resolutions of the Board

A resolution signed by all the members of the Board, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board, duly called and constituted, such resolution to be effective on the date on which the last member signs the resolution. 55. Validity of Prior Acts No Law or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board or the CEO or other Officers which was valid before that Law or alteration was made. ARTICLE X CEO AND OFFICERS 56. Appointment of CEO and Officers 56.1 The Board may appoint such Officers as the Board may determine, which Officers shall include a chairman, CEO, CFO, General Counsel, treasurer and Secretary. All such Officers shall be deemed to be Officers for the purposes of the Act and these Bye-laws. The CEO may also serve as a member of the Board. 56.2 Any person appointed pursuant to this Bye-law 56 shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any Contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Act or these Bye-laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board. 57. Powers, Duties and Remuneration of CEO and Officers 57.1 Other than those actions that require the approval of the Shareholders, Board Reserved Matters, or as otherwise required by the Act or by applicable Law, the Board may delegate management of the business and affairs of the Company to the CEO and the Officers of the Company under the direction of the Board and on such terms as the Board may from time to time determine. 57.2 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time pursuant to a delegation of authority (the “Board Delegation of Authority”). 57.3 The Officers and Senior Executives shall receive such remuneration as the Compensation Committee of the Board may determine. 58. Duties and Remuneration of the Secretary 58.1 The duties of the Secretary shall be those prescribed by the Act, together with such other duties as shall from time to time be prescribed by the Board. 58.2 A provision of the Act or these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same Person acting both as Director and as, or in the place of, the Secretary. 58.3 The Secretary shall receive such remuneration as the Board may determine.

ARTICLE XI CONFLICTS OF INTEREST 59. Disclosure of Interests 59.1 Interests of any kind, whether direct or indirect, of the Officers or the Directors in any material transaction or matter (or proposed material transaction or matter) (in each case, as determined by the General Counsel) or any transaction or matter (or proposed transaction or matter) to be considered by the Board in respect of the Company or any Group Company must be fully disclosed to the Board as required by the Act in all material respects at the first opportunity at a meeting of the Board and prior to any discussion of, or voting on, such transaction or matter by the Board. 59.2 Following a declaration being made pursuant to Bye-law 59.1, a Director may not vote in respect of any Contract, transaction or arrangement or any proposed Contract, transaction or arrangement in which such Director has an interest. Interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee of the Board which authorizes such Contract, transaction or arrangement. 59.3 A Director may hold any other office or place of profit with any Group Company (except that of Auditor) in addition to his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, in addition to any remuneration or other amounts payable to a Director pursuant to any other Bye-law. 59.4 A Director, subject to Board approval, may act directly or indirectly in a professional capacity for the Company (other than as Auditor). 59.5 Subject to the Act, and to the requirements set out in this Bye-law 59, a Director: (a) may be a party to, or otherwise interested in, any Contract, transaction or arrangement with any Group Company or in which any Group Company is otherwise interested; and (b) may be a director or officer of, or employed by, or a party to any Contract, transaction or arrangement with, or otherwise interested in, any company or other Person promoted by any Group Company or in which any Group Company is interested. 59.6 So long as, where it is necessary, he declares the nature of his interest in accordance with this Bye-law 59, a Director shall not be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-laws allow him to be appointed or from any transaction or arrangement in which these Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. ARTICLE XII INDEMNIFICATION 60. Indemnification and Exculpation of Directors and Officers 60.1 The Directors, Resident Representative and Officers (such term to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any Subsidiary thereof and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any Subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the Company's business, or their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity and exemption shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any Subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer. The indemnity and waiver provided to the persons specified in this Bye-law 60 shall apply if those persons are acting in the reasonable belief that they have been appointed or elected to any office or trust of the Company, or any Subsidiary thereof, notwithstanding any defect in such appointment or election. 60.2 The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of Law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any Subsidiary thereof. 60.3 The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against him. 60.4 No amendment or repeal of any provision of this Bye-law 60 shall alter detrimentally the rights to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal. ARTICLE XIII CORPORATE RECORDS 61. Minutes The Board and each committee thereof shall cause minutes to be duly entered in books provided for the purpose: (a) of all elections and appointments of Officers; (b) of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and (c) of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, and meetings of committees appointed by the Board.

62. Place Where Corporate Records Kept Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Registered Office. 63. Form and Use of Seal 63.1 The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda. 63.2 A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of: (a) any Director; or (b) any Officer; or (c) the Secretary; or (d) any person authorised by the Board for that purpose. 63.3 A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents relating to the Company. ARTICLE XIV ACCOUNTS 64. Books of Account 64.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to: (a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates; (b) all sales and purchases of goods by the Company; and (c) all assets and liabilities of the Company. 64.2 Such records of account shall be kept at the Registered Office, or subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours. 65. Financial Year End The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year. ARTICLE XV AUDITS 66. Annual Audit The accounts of the Company shall be audited at least once in every year. 67. Appointment of Auditor 67.1 Subject to the Act, at the annual general meeting or at a subsequent special general meeting in each year, the Shareholders shall appoint one or more Auditors to hold office until the close of the next annual general meeting.

67.2 No Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company. 68. Financial Statements Subject to any rights to waive laying of accounts pursuant to the Act, financial statements as required by the Act shall be laid before the Shareholders in general meeting. 69. Distribution of Auditor's Report The report of the Auditor shall be submitted to the Shareholders in general meeting. ARTICLE XVI VOLUNTARY WINDING-UP AND DISSOLUTION 70. Winding-Up If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Shareholders, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholders shall be compelled to accept any shares or other securities or assets whereon there is any liability.

ANNEXURE B
INFORMATION ON THE BOARD-NOMINATED CANDIDATES SEEKING APPOINTMENT TO THE BOARD OF VEON LTD.
Hans Holger Albrecht has served as a member of the Board since June 2020. Mr. Albrecht is serving as Chairman of the Board’s Digital & Innovation Committee and as a member of its Compensation & Talent Committee. Mr. Albrecht has served as the Chairman of the supervisory board of Scout24 AG, a publicly listed operator of online marketplaces in several industries, since 2018. In addition, Mr. Albrecht has served as a member of the boards of directors of Norwegian mobile network operator Ice Group AS since 2015 and German cable provider Tele Columbus AG since 2019. Mr. Albrecht has also served as a member of the digital advisory board of German retail bank Deutsche Postbank since 2016. Mr. Albrecht has been the Chief Executive Officer of Deezer Group since 2015, a French online music streaming service, and was the President and Chief Executive Officer of Millicom International Cellular S.A., a telecom and media group offering digital services to over 50 million customers in Africa and Latin America, from 2012-2015. Mr. Albrecht holds a doctorate from Ruhr-Universitat Bochum in Germany and a master of law from the University of Freilburg. In 2021, the Board deemed Mr. Albrecht independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Leonid Boguslavsky has served as a member of the Board since January 2021. Mr. Boguslavsky is serving as a member of the Board’s Digital & Innovation Committee. Leonid Boguslavsky is the founder of RTP Global, an early-stage venture capital firm with a strong track record of investing in technology and is considered a pioneer of IT and internet tech investments. As an investor, Mr. Boguslavsky is involved with some of the world’s most successful companies, including Yandex, Ozon, Delivery Hero, RingCentral, EPAM and Datadog among many others. Prior to becoming a venture capitalist, Mr. Boguslavsky was a managing partner of PwC Management Consulting Services. In the early 1990s, he built one of Russia’s largest IT solutions integrators. From 2017 to 2020, Mr. Boguslavsky also served as an Independent Director of the Sberbank PJSC Supervisory Board, the largest bank in Russia, Central and Eastern Europe. In 2021, the Board deemed Mr. Boguslavsky independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Mikhail M. Fridman has served as a member of the Board since April 2010. He currently serves as the Chairman of the Supervisory Board of the Alfa Group Consortium and as a member of the boards of directors of JSC Alfa-Bank since 1994, ABH Holdings S.A. since 2015, LetterOne Holdings SA since 2013, LetterOne Investment Holdings SA since 2015 and LetterOne Core Investments SARL since 2019. In addition, Mr. Fridman has served as a member of the supervisory board of X5 RETAIL GROUP N.V. since 2006. He is a member of the Public Chamber of the Russian Federation. Mr. Fridman served as a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. In 1989, together with his partners, Mr. Fridman founded the Alfa Group Consortium. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.
Gennady Gazin has served as a member of the Board since October 2014 and as Chairman of the Board since June 2020. Mr. Gazin is serving as a member of the Board’s Nominating & Corporate Governance Committee as well as a member of its Finance Committee. He served as Chairman of a special committee of the Board overseeing the Company’s response to inquiries by various authorities and a related internal investigation until the committee’s dissolution on August 3, 2016. Mr. Gazin has in the past served as a partner and/or advisory board member of private equity firms. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the

University of Pennsylvania in 1993. In 2021, the Board deemed Mr. Gazin independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Amos Genish has served as a member of the Board since June 2020. Mr. Genish is serving as Chairman of the Board’s Telecommunications Committee and as a member of its Digital & Innovation Committee. Mr. Genish currently serves on the board of representatives of music video and entertainment services distributor VEVO LLC, and has served as Chairman of the Board of Israeli on-demand mobility company Gett since 2019. He has also served as the Senior Partner and the Head of Digital Retail at Brazilian investment bank BTG Pactual since 2019. Previously, Mr. Genish served on the board of directors of the Brazilian publicly listed bank Itau Unibanco Holding S.A. from 2017 to 2019. Mr. Genish also served as the Chief Executive Officer of Telecom Italia from 2017 to 2018, the Chief Convergence Officer of French mass media conglomerate Vivendi in 2017, and the Chief Executive Officer of the Vivo division of telecommunications group Telefonica Brazil from 2015 to 2016. Mr. Genish co-founded and served as the Chief Executive Officer of Brazilian telecommunications company Global Village Telecom from 1999 to 2015. Mr. Genish holds a bachelor’s degree in accounting and economics from Tel Aviv University. In 2021, the Board deemed Mr. Genish independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Yaroslav Glazunov has served as an alternate director of the Board since October 2020. Mr. Glazunov is serving as Chairman of the Board’s Compensation & Talent Committee and as a member of its Nominating & Corporate Governance Committee. Mr. Glazunov has been in the leadership advisory business for over 20 years focusing on CEO and board efficiency, business performance and organizational transformation. He has counselled corporate boards, CEOs, private equity investors, and business founders in eleven countries. He holds a master's degree in management from Plekhanov University and has completed a leadership program at INSEAD in Fontainebleau, France, as well as an executive program at Singularity University in Silicon Valley, California.
Andrei Gusev has served as a member of the Board since April 2014. Mr. Gusev is serving as Chairman of the Board’s Finance Committee and as a member of its Telecommunications Committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and served as its Director of Business Development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
Sergi Herrero is currently serving as co-Chief Executive Officer of VEON until 30 June 2021 and has focused on developing new high-growth digital businesses for the Group. Mr. Herrero previously served as Global Director of Payments and Commerce Partnerships at Facebook, where he helped to build and expand Facebook’s successful payments and commerce business. Previous to that, Mr. Herrero held senior executive positions at the financial services company Square and the French bank BNP-Paribas. Mr. Herrero currently serves as mentor at Endeavor, the world’s leading community of high-impact entrepreneurs. He also serves as venture advisor at THCAP, an early stage venture capital fund, and as Senior Advisor at Ripplewood, an American private equity firm. Mr. Herrero holds a Bachelor of Science in Electrical Engineering and a Master of Science in Telecommunication Management both from Ramon Llull University in Barcelona. He also completed a program in Angel Investing and Venture Capital at Stanford University.
Gunnar Holt has served as a member of the Board since June 2015. Mr. Holt is serving as a member of the Board’s Audit & Risk Committee, Finance Committee and Compensation & Talent Committee. Mr. Holt has served on a number of corporate boards. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management College, Brunel University, in the United Kingdom, an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. In 2021, the Board deemed Mr. Holt independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Stephen Pusey has served as a member of the Board since June 2020. Mr. Pusey is serving as a member of the Board’s Telecommunications Committee. Mr. Pusey has served on the boards of directors of publicly listed British multinational energy and services company Centrica PLC and publicly listed US cybersecurity company FireEye, Inc. since 2015. In addition, Mr. Pusey has also served on the board of directors of digital product engineering services provider GlobalLogic, Inc, since 2016, Accedian Networks, Inc., a US developer of network communication and application monitoring software and hardware, since 2017 and Canadian middleware manufacturer Solace Systems, Inc. since 2018. Mr. Pusey has served as a senior adviser to Bridge Growth Partners, an American private equity fund that invests in technology and financial services companies, since 2017. Mr. Pusey previously served on the board of directors of British global semiconductor and software design company ARM Holdings PLC from 2015 to 2016. In addition, Mr. Pusey served as the Group Chief Technology Officer of Vodaphone Group PLC from 2006 to 2015. Mr. Pusey held positions of increasing seniority at Nortel Networks from 1982 to 2006, culminating in his appointment as President, Europe of Nortel Networks UK Ltd. in 2005. Mr. Pusey began his career as an apprentice at British Telecom Plc. In 2021, the Board deemed Mr. Pusey independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.
Irene Shvakman is co-founder and Chairman of Revo Technologies and brings more than 25 years of experience in fintech, financial services and technology development. For the past four years, Ms. Shvakman has served on the Board of Directors of MTS Bank PJSC. Also, Ms. Shvakman was a Senior Partner at McKinsey & Company, where she advised top executives at leading banks, insurers, and regulators across emerging markets on strategy, organization, and performance transformation. She holds an MBA degree from Harvard Business School and a Bachelor of Science Degree in Biochemistry from Brown University in the United States.
Robert Jan van de Kraats RA (Chartered Accountant) has served as a member of the Board since July 2018. Mr. van de Kraats also serves as the Chairman of the Board’s Audit & Risk Committee. He has served as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services, since 2018. He has also served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015, and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as a member of the advisory board of privately held retailer SuitSupply since 2018. Mr. van de Kraats served as an advisor to the Dutch Authority for the Financial Markets (AFM) from 2013 to 2019. He also served as the Chief Financial Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006 to 2018. In addition, he served as a member of the Commission on Dutch Corporate Governance from 2013 to 2019, which designed a new corporate governance code for the Netherlands. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC). In 2021, the Board deemed Mr. van de Kraats independent. In analysing the independence of the board of directors for this purpose, we are guided by NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as those rules applied to us.

ANNEXURE C
STATEMENT PREPARED IN ACCORDANCE WITH SECTION 79 OF THE ACT
AND INFORMATION ON THE NOMINEES PROPOSED BY THE MINORITY SHAREHOLDER GROUP SEEKING APPOINTMENT TO THE BOARD OF VEON LTD.
11 March 2021

Dear fellow shareholders,

As a group of long-term investors in VEON holding about 7.38% of the Company’s shares, we would like to propose the nomination and election of Mr. Vasily Sidorov and [WITHDRAWN] as independent candidates to the Board of VEON, either through the addition of board or by way of replacement of outgoing Board member(s), if any.
Over the course of its complicated history VEON has faced a few major setbacks. This was a combination of macro-economic events, regulatory and legal challenges, ownership disputes, underinvestment in network, lack of management continuity and execution etc. All of that has had a detrimental effect on the shareholder value, as we all know.
However, we hope the worst is now behind the Company. In the last few years, we have seen multiple strong steps to return the company on the path of value creation. This included resolution of various legal disputes, disposal of stake in Italy at premium valuation, enhancement of top- and operating-level management, step up of network investment, addressing, significant HQ cost reduction and so on. We also think the current management team under the leadership of Kaan Terzioglu and Sergi Herrero is the best this Company has had over many years, with the right execution strategy and realistic vision.
We believe that at this point the Company would benefit from greater representation of institutional investors on the Board of Directors. Given the recent significant increase in VEON’s free float to 43.8%, we believe it would be the perfect time to enhance the Board with independent members nominated directly by institutional minority shareholders. This would not only serve to improve the company’s transparency and communication with investor community, but also help to align the Board’s composition more closely with the interests of all shareholders.
Considering the UN’s Principles of Responsible Investment requiring shareholders to be active owners, file resolutions and engage with companies, and promote Boards’ diversity, the addition of the new Independent Board members proposed by minority shareholders and elected during the next AGM would strongly highlight the Board diversity, professionalism and ability to act in the interest of all shareholders.
Messrs Sidorov and [WITHDRAWN] are both independent candidates. We are not aware of any circumstances which impair, or could appear to impair, their independence. And in that sense, we are not aware of any their relevant connections with large shareholders of the company, including the nominating investors.
Mr. Sidorov is an experienced professional who served for over 25 years both in top management and non-executive directorship capacities in telecoms, digital and other industries. His most important executive roles included being the President and CEO of MTS, 2003-2006; CFO of Svyazinvest (Russia) in 1997-2000 and First VP for Finance & Investments at Sistema-Telecom (Russia) in 2000 - 2003. He was also a key investor and founder of a number of telecoms-related businesses and non-executive director at a number of tech ventures. He has also served on boards of large public and non-public corporations, such as Russian Railways, Aeroflot and Russian Post.
Throughout his career he has built multi-functional expertise at both executive and non-executive levels of corporate governance. He is currently a principal venture capital, private equity and special situations investor in Russia, Continental Europe, the US, as well as several frontier markets. We believe that he has a high level of understanding of business drivers and strategic challenges faced by VEON within the global context.
[WITHDRAWN].
We are confident about the long-term business prospects and significant valuation upside as the company continues to improve its operational execution and corporate governance, and we are confident that Mr. Sidorov and [WITHDRAWN] can make a positive impact for company’s value and serve interests of all shareholders.
We therefore look forward to your support in electing the proposed independent candidates.

VEON LTD. PROXY FORM Your proxy must be received by 11.00 am Central European Summer Time on 7 June 2021 to be counted in the final tabulation of proxy votes for the meeting. This proxy is solicited on behalf of the Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on 10 June 2021. The undersigned appoints A. Omiyinka Doris, Deputy General Counsel – SEC Disclosure and Finance and Nicholas Joseph Kershaw, Group Director - Investor Relations, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 5 May 2021 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting. _______________________________________________________________________ Name of registered shareholder Name Signature Signature (if held by joint holders) Date: _____________________________________ Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC. BEFORE ME: SIGNATURE AND SEAL OF NOTARY PUBLIC AT __________________ (PLACE) DATE: Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to michael.chan@veon.com. In

PROXY FORM 2021 ANNUAL GENERAL MEETING OF VEON LTD. order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Summer Time on 7 June 2021. THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. FOR PROPOSALS 1 AND 2 PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. PROPOSAL 1 WILL BE DETERMINED BY SIMPLE MAJORITY OF THE VOTES CAST. PROPOSAL 2 WILL BE DETERMINED BY A SPECIAL RESOLUTION, REQUIRING THE APPROVAL OF 75% OF VOTES CAST. PROPOSALS 3 TO 15 (INCLUSIVE) WILL BE DETERMINED BY CUMULATIVE VOTING AS FOLLOWS: • PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY TWELVE (12) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S). IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 AND 2 YOU VOTE “FOR” THE PROPOSAL, AND FOR PROPOSALS 3 TO 15 (INCLUSIVE), THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. Votes must be indicated in Black or Blue ink. MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2021 ANNUAL GENERAL MEETING OF THE COMPANY. PROPOSAL VOTING INSTRUCTIONS 1. To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2022 annual general meeting of shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor. FOR AGAINST ABSTAIN 2. To adopt further amended and restated bye-laws (“New Bye-laws”) in the form annexed to the Notice of 2021 AGM marked as Annexure A, in substitution for and to the exclusion of the existing bye-laws of the Company. FOR AGAINST ABSTAIN Board-nominated Candidates: 3. That Hans-Holger Albrecht be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 4. That Leonid Boguslavsky be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR

PROXY FORM 2021 ANNUAL GENERAL MEETING OF VEON LTD. 5. That Mikhail Fridman be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 6. That Gennady Gazin be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 7. That Amos Genish be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 8. That Yaroslav Glazunov be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 9. That Andrei Gusev be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 10. That Sergi Herrero be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 11. That Gunnar Holt be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 12. That Stephen Pusey be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR 13. That Irene Shvakman be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR

PROXY FORM 2021 ANNUAL GENERAL MEETING OF VEON LTD. 14. That Robert Jan van de Kraats be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR Requisitionist Candidate: 15. That Vasiliy Sidorov be and is hereby appointed as a director of the Company. (multiply shares by 12 and allocate votes): VOTES FOR